

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 20, 2007

J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid, Inc.
10 B Glenlake Parkway, Suite 300
Atlanta, Georgia 30328

> **Re:** **Newell Rubbermaid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-9608**

Dear Mr. Robinson:

We have reviewed your responses and have the following comment.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Footnote 19 – Industry Segment Information, page 71

1.   We note your response to prior comment one from our letter dated October 11, 2007.

Paragraph 3 of SFAS 131 tells us that the objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which you engage and the different economic environments in which you operate to help users of financial statements better understand your performance, better assess your prospects for future net cash flows, and make more informed judgments about your enterprise as a whole. Paragraph 10 tells us that an operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Based on your previous responses, we note your CODM currently receives discrete financial information for Rubbermaid Commercial Products, Rubbermaid Food Products, Rubbermaid Home Products and Levolor Kirsch, the four operating segments that you combine together to form your Cleaning, Organization & Décor reportable segment. We have generally taken the position that the regular receipt of such information is an indicator that such information is "reviewed". In addition, we do not generally view that the definition of assessing performance and allocating resources should be narrowly interpreted.

We previously expressed our concerns about the appropriateness of aggregating your Rubbermaid Home Products operating segment within your Cleaning, Organization & Décor reportable segment because the Rubbermaid Home Product's long-term economic characteristics may not have been similar to those of Rubbermaid Food Products and Rubbermaid Commercial products. We also previously expressed concerns regarding the appropriateness of aggregating your Levolor Kirsch operating segment within your Cleaning, Organization & Décor reportable segment because the nature of the products for your Levolor Kirsch operating segment may not appear similar to those of Rubbermaid Home Products, Rubbermaid Food Products and Rubbermaid Commercial Products operating segments.

We note in the fourth quarter of 2007 you intend to modify your internal reporting structure so that the CODM will only receive information related to your Cleaning, Organization & Decor reportable segment as well as your other three reportable segments. Based on the size, scope, and nature of your business, it might appear that in order for the CODM to effectively make decisions about the allocation of resources and the assessment of performance such lower-level financial information in the CODM reports would be useful. Or alternatively, expanding your definition of the CODM would be in order (see paragraph 12 of SFAS 131).

However, we recognize that there is significant judgment inherent in applying SFAS 131 and that you are in the best position to determine the appropriate segment reporting for your business. We therefore have no further comment at this time. However, we remind you that you should continue to assess your segment reporting going forward and that we may address this issue in the future as warranted.

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief